Mission Broadcasting, Inc.

7650 Chippewa Road, Suite 305

Brecksville, OH 4414

December 3, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. Larry Spirgel

Re:	Mission Broadcasting, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 (filed March 11, 2008)
Form 10-Q for Quarterly Period Ended June 30, 2008 and March 31, 2008
File No. 333-62916-02

Dear Mr. Spirgel,

On behalf of Mission Broadcasting, Inc., a Delaware corporation (“Mission”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, and the rules promulgated thereunder, please find below Mission’s response to the comment letter addressed to me, dated November 3, 2008 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Mission’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2008 and March 31, 2008.

The numbered paragraph below sets forth the Staff’s comment from the Letter, together with our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008

1.	Staff’s comment: You state that, upon closing the purchase of KTVE, you entered into a JSA and SSA with Nexstar-owned KARD, whereby KARD provides local news, sales and other non-programming services to KTVE. We also note in the special-purpose financial statements of Piedmont Television Station KTVE, filed with Form 8-K on March 31, 2008, that KTVE had a ten year agreement with KARD effective March 2001 regarding KTVE’s purchase of the commercial inventory of KARD. In light of your relationship with Nexstar, tell us how you considered EITF 04-1 in accounting for the termination of the original contract between Piedmont and Nexstar.

Response: By way of background, Nexstar Broadcasting, Inc. (“Nexstar”) and Piedmont Television Holdings LLC (“Piedmont”) had entered into an agreement giving Nexstar the right to (i) refuse offers received by Piedmont for the purchase of KTVE and (ii) provide an equal offer of its own. Nexstar received notification from Piedmont that it had received an offer to purchase KTVE from a third party, which notification included the terms of such offer. According to FCC rules, Nexstar could not purchase KTVE as it already owned a station in the market in which KTVE operated. As such, Nexstar assigned the right of first refusal to Mission, which entered into a purchase agreement with Piedmont for the acquisition of substantially all of the assets of KTVE (the “Purchase Agreement”).

On March 21, 2001, Nexstar entered into an agreement with Piedmont which allowed Piedmont to sell the commercial inventory of Nexstar’s KARD. On June 27, 2007 the Company entered into an agreement with Piedmont to purchase KTVE which included the assignment of the Joint Sales Agreement (“JSA”) and Shared Services Agreement (“SSA”) between Piedmont and Nexstar. According to EITF 04-1, the effective settlement of an executory contract in a business combination as a result of a preexisting relationship should be measured at the lesser of (a) the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items or (b) any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable. In our case, the JSA and SSA between Piedmont and Nexstar were negotiated at fair market value and were comparable to other similar arrangements that Nexstar had negotiated with other third parties. The SSA and JSA fees continued to reflect fair market value since they are based on a percentage of broadcast cash flow and the services provided. In addition, pursuant to the Purchase Agreement, the JSA and the SSA were assigned from Piedmont to Mission upon the closing of the KTVE acquisition, and Nexstar was not required to pay any penalty or cost associated with the early termination or assignment of the JSA and SSA. Finally, compared to other similar market transactions that took place around the time of the KTVE acquisition, Mission did not appear to pay more than fair market value for KTVE. As a result, Mission did not record any gain or loss in its statement of income with respect to the settlement of an executory contract in a business combination as a result of a preexisting relationship.

In addition, Mission hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Mission may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (440) 526-2227.

Sincerely,

/s/ David S. Smith
David S. Smith
President and Treasurer
Mission Broadcasting, Inc.

cc:	Matthew E. Devine
Chief Financial Officer
Nexstar Broadcasting, Inc.

Christian O. Nagler, Esq.
Kirkland & Ellis LLP

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